UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

   MUELLER INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-6770	25-0790410
(State or other	(Commission File	(IRS Employer
jurisdiction of	Number)	Identification No.)
incorporation)

150 Schilling Boulevard, Suite 100 Collierville, TN	38017
(Address of principal executive offices)	(Zip Code)

Christopher J. Miritello (901) 753-3200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Registrant's Conflict Minerals Disclosure is filed as Exhibit 1.01 hereto and is publicly available at the Company's website at www.muellerindustries.com, select Investors, and then select SEC filings.

Item 1.02	Exhibits

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of this form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

MUELLER INDUSTRIES, INC.

By:	/s/ CHRISTOPHER J. MIRITELLO	Date: May 27, 2020
Name:	Christopher J. Miritello
Title:	Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Disclosure for the year ended December 31, 2019

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